INTELLON CORPORATION

December 12, 2007

VIA ELECTRONIC TRANSMISSION

AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Mail Stop 6010

Attn:	Russell Mancuso

Tom Jones

Angela Crane

Kevin Kuhar

Re:	Intellon Corporation’s Registration Statement on Form S-1

File No. 333-144520

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Intellon Corporation (the “Company”), hereby requests to change acceleration of the effective date and time of the above-referenced Registration Statement from December 12, 2007 at 3:00 p.m. Eastern Time to an effective time on December 12, 2007 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Proskauer Rose LLP, request by telephone that such Registration Statement be declared effective at some other time.

In addition, the Company also requests that the effective date of the Company’s Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2007, be accelerated concurrently with that of the Company’s Registration Statement on Form S-1.

The Company hereby acknowledges

(i) its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement;

(ii) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iv) the Company may not assert staff comments and the declaration of effectiveness as a defense in an proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Intellon Corporation

By :	/s/ Larissa Cochron
Name:	Larissa Cochron
Title:	Vice President, General Counsel

and Secretary